Exhibit 12 TELEPHONE AND DATA SYSTEMS, INC. RATIOS OF EARNINGS TO FIXED CHARGES For the Three Months ended March 31, 2004 (Dollars in Thousands)

EARNINGS:
Income before income taxes and minority interest	$43,345
Add (Deduct):
Earnings on Equity Method Investments	(14,630)
Distributions from Unconsolidated Entities	3,683
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	4,016

36,414
Add fixed charges:
Consolidated interest expense	46,821
Interest Portion (1/3) of Consolidated Rent Expense	6,902

$90,137

FIXED CHARGES:
Consolidated interest expense	$46,821
Interest Portion (1/3) of Consolidated Rent Expense	6,902

$53,723

RATIO OF EARNINGS TO FIXED CHARGES	1.68

Tax-Effected Preferred Dividends	$85
Fixed Charges	53,723

Fixed Charges and Preferred Dividends	$53,808

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.68